Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2014 and 2013
(unaudited)

Interim Condensed Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Revenue	2,667,047	2,567,263	8,016,023	7,626,417
Operating expenses
Costs of services, selling and administrative	2,320,363	2,275,783	7,024,451	6,862,704
Integration-related costs (Note 5)	14,503	53,469	63,082	288,255
Finance costs	24,545	26,890	78,793	85,747
Finance income	(439)	(756)	(2,312)	(3,786)
Foreign exchange loss	4,441	324	4,937	1,475
	2,363,413	2,355,710	7,168,951	7,234,395
Earnings before income taxes	303,634	211,553	847,072	392,022
Income tax expense (Note 7)	78,540	33,388	201,337	77,224
Net earnings	225,094	178,165	645,735	314,798
Earnings per share (Note 9c)
Basic earnings per share	0.73	0.58	2.10	1.02
Diluted earnings per share	0.71	0.56	2.03	1.00

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    1

Interim Condensed Consolidated Statements of
Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Net earnings	225,094	178,165	645,735	314,798
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(221,201)	147,684	234,697	306,715
Net unrealized gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	65,786	(84,910)	(95,402)	(140,379)
Net unrealized gains on cash flow hedges	3,911	2,229	13,859	1,710
Net unrealized gains (losses) on investments available for sale	1,327	(1,892)	2,364	(1,668)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net unrealized actuarial (losses) gains	(8,999)	4,641	(10,970)	(2,465)
Other comprehensive (loss) income	(159,176)	67,752	144,548	163,913
Comprehensive income	65,918	245,917	790,283	478,711

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    2

Interim Condensed Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at June 30, 2014	As at September 30, 2013
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	131,292	106,199
Short-term investments	23	69
Accounts receivable	1,216,372	1,205,625
Work in progress	897,114	911,848
Prepaid expenses and other current assets	211,748	219,721
Income taxes	8,506	17,233
Total current assets before funds held for clients	2,465,055	2,460,695
Funds held for clients	267,492	222,469
Total current assets	2,732,547	2,683,164
Property, plant and equipment	474,305	475,143
Contract costs	156,379	140,472
Intangible assets	657,900	708,165
Other long-term assets	162,069	110,321
Deferred tax assets	333,608	368,217
Goodwill	6,645,368	6,393,790
	11,162,176	10,879,272
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,178,172	1,125,916
Accrued compensation	636,798	713,933
Deferred revenue	548,703	508,267
Income taxes	162,381	156,358
Provisions (Note 5)	111,962	223,074
Current portion of long-term debt (Note 6)	568,583	534,173
Total current liabilities before clients’ funds obligations	3,206,599	3,261,721
Clients’ funds obligations	262,275	220,279
Total current liabilities	3,468,874	3,482,000
Long-term provisions (Note 5)	94,446	109,011
Long-term debt (Note 6)	1,981,196	2,332,377
Other long-term liabilities	526,794	591,763
Deferred tax liabilities	144,034	155,329
Retirement benefits obligations	159,030	153,095
	6,374,374	6,823,575
Equity
Retained earnings	2,142,300	1,551,956
Accumulated other comprehensive income (Note 8)	266,403	121,855
Capital stock (Note 9a)	2,227,312	2,240,494
Contributed surplus	151,787	141,392
	4,787,802	4,055,697
	11,162,176	10,879,272

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    3

Interim Condensed Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697
Net earnings for the period	645,735	—	—	—	645,735
Other comprehensive income for the period	—	144,548	—	—	144,548
	2,197,691	266,403	2,240,494	141,392	4,845,980
Share-based payment costs	—	—	—	22,032	22,032
Income tax impact associated with stock options	—	—	—	2,853	2,853
Exercise of stock options (Note 9a)	—	—	64,420	(14,389)	50,031
Exercise of stock performance share units (“PSU”) (Note 9a)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 9a)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 9a)	—	—	(23,016)	—	(23,016)
Resale of shares held in trust (Note 9a)	—	—	908	482	1,390
Balance as at June 30, 2014	2,142,300	266,403	2,227,312	151,787	4,787,802
	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012	1,113,225	294	2,201,694	107,690	3,422,903
Net earnings for the period	314,798	—	—	—	314,798
Other comprehensive income for the period	—	163,913	—	—	163,913
	1,428,023	164,207	2,201,694	107,690	3,901,614
Share-based payment costs	—	—	—	23,005	23,005
Income tax impact associated with stock options	—	—	—	3,230	3,230
Exercise of stock options (Note 9a)	—	—	39,914	(9,528)	30,386
Repurchase of Class A subordinate shares (Note 9a)	(8,142)	—	(2,549)	—	(10,691)
Purchase of Class A subordinate shares held in trust (Note 9a)	—	—	(7,663)	—	(7,663)
Balance as at June 30, 2013	1,419,881	164,207	2,231,396	124,397	3,939,881

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    4

Interim Condensed Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Operating activities
Net earnings	225,094	178,165	645,735	314,798
Adjustments for:
Amortization and depreciation	108,436	104,432	336,355	318,652
Deferred income taxes	43,260	872	35,639	(23,951)
Foreign exchange loss	5,741	12,308	9,000	25,771
Share-based payment costs	5,114	8,250	22,032	23,005
Net change in non-cash working capital items (Note 10)	(41,769)	(170,827)	(285,926)	(153,368)
Cash provided by operating activities	345,876	133,200	762,835	504,907
Investing activities
Net change in short-term investments	286	(13,600)	50	(11,950)
Business acquisition, net of cash acquired	—	(5,140)	—	(5,140)
Proceeds from sale of property, plant and equipment	9,193	—	9,193	—
Purchase of property, plant and equipment	(48,586)	(21,339)	(140,731)	(105,523)
Additions to contract costs	(24,604)	(6,080)	(58,938)	(31,653)
Additions to intangible assets	(23,528)	(10,978)	(61,117)	(53,512)
Net change in other long-term assets	—	(1,512)	—	(2,154)
Purchase of long-term investments	(1,934)	(4,321)	(13,524)	(8,765)
Proceeds from sale of long-term investments	1,983	1,052	5,212	5,610
Payments received from long-term receivable	1,507	2,550	5,141	6,294
Cash used in investing activities	(85,683)	(59,368)	(254,714)	(206,793)
Financing activities
Net change in unsecured committed revolving credit facility	205,976	(96,838)	97,308	(298,658)
Increase of long-term debt	23,859	21,447	60,876	42,298
Repayment of long-term debt	(504,140)	(18,803)	(534,973)	(46,202)
Purchase of Class A subordinate shares held in trust (Note 9a)	—	—	(23,016)	(7,663)
Resale of shares held in trust (Note 9a)	—	—	1,390	—
Repurchase of Class A subordinate shares (Note 9a)	—	(10,579)	(111,468)	(10,691)
Issuance of Class A subordinate shares, net of transaction costs	21,272	11,040	48,681	30,634
Cash used in financing activities	(253,033)	(93,733)	(461,202)	(290,282)
Effect of foreign exchange rate changes on cash and cash equivalents	(9,304)	5,408	(21,826)	19,005
Net (decrease) increase in cash and cash equivalents	(2,144)	(14,493)	25,093	26,837
Cash and cash equivalents, beginning of period	133,436	154,433	106,199	113,103
Cash and cash equivalents, end of period (Note 4)	131,292	139,940	131,292	139,940

Supplementary cash flow information (Note 10).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.    Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.    Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2013, which are based on International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented except for the new accounting policies adopted effective October 1, 2013 (Note 3a).
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2013.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2014 and 2013 were authorized for issue by the Board of Directors on July 29, 2014.
3.    Changes in accounting policies
a) NEW STANDARDS AND AMENDMENTS ADOPTED
The following new and amended standards have been adopted by the Company effective October 1, 2013:
IFRS 10 - Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s interim condensed consolidated financial statements.
IFRS 12 - Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities”, which provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. These disclosures are required in the Company’s annual consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.    Changes in accounting policies (continued)
a) NEW STANDARDS AND AMENDMENTS ADOPTED (CONTINUED)
IFRS 13 - Fair Value Measurement
In May 2011, the IASB issued IFRS 13, “Fair Value Measurement”, which provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s interim condensed consolidated financial statements other than to give rise to additional disclosures (Note 12).
IAS 1 - Presentation of Financial Statements
In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements”, to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its interim condensed consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to interim condensed consolidated statements of earnings.
IAS 19 - Employee Benefits
In June 2011, the IASB amended IAS 19, “Employee Benefits”, to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense/income on the net defined benefit liability/asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s interim condensed consolidated financial statements. The additional disclosures will be included in the Company’s annual consolidated financial statements.
IAS 19 - Employee Benefits (amendment)
In November 2013, the IASB amended IAS 19, “Employee Benefits”, to permit the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s interim condensed consolidated financial statements.
b) FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, "Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2017 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.     Cash and cash equivalents

	As at June 30, 2014	As at September 30, 2013
	$	$
Cash	130,896	105,677
Cash equivalents	396	522
	131,292	106,199
5.    Provisions
The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.
During the three and nine months ended June 30, 2014, the Company expensed $14,503,000 and $63,082,000, respectively ($53,469,000 and $288,255,000 during the three and nine months ended June 30, 2013, respectively) of the announced integration program of $525,000,000. During the three and nine months ended June 30, 2014, these amounts include integration costs for the termination of employees to transform the operations of Logica plc (“Logica”) to the Company’s operating model of $11,144,000 and $28,594,000, respectively ($31,671,000 and $214,066,000 during the three and nine months ended June 30, 2013, respectively), reversal related to onerous leases of $4,643,000 and costs related to onerous leases of $7,548,000, respectively (costs related to onerous leases of $7,821,000 and $26,934,000 during the three and nine months ended June 30, 2013, respectively) and other integration costs of $8,002,000 and $26,940,000, respectively ($13,977,000 and $47,255,000 during the three and nine months ended June 30, 2013, respectively).
During the three and nine months ended June 30, 2014, the Company paid $35,851,000 and $138,967,000, respectively ($91,213,000 and $271,530,000 during the three and nine months ended June 30, 2013, respectively) related to the integration program and $269,000 and $4,537,000, respectively ($5,791,000 and $28,767,000 during the three and nine months ended June 30, 2013, respectively) related to the restructuring program of Logica announced on December 14, 2011 before the Company’s acquisition of Logica. During the three and nine months ended June 30, 2014, the Company did not pay acquisition-related costs (nil and $27,203,000 during the three and nine months ended June 30, 2013, respectively).
The provision as at June 30, 2014 related to the integration program was $64,267,000 ($135,856,000 as at September 30, 2013).
6.    Long-term debt
In the first quarter of 2014, the unsecured committed revolving credit facility of $1,500,000,000 was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.
On April 4, 2014, the Company repaid in advance, without penalty, the May maturing tranche of the unsecured committed term loan credit facility for a total amount of $486,745,000. An equivalent amount was drawn upon the unsecured committed revolving credit facility to fund the repayment. Following this repayment, the Company settled, with no material impact, the related floating-to-fixed interest rate swap contracts with a notional amount of $450,000,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.    Income taxes
The Company’s effective income tax rates for the three and nine months ended June 30, 2014 were 25.9% and 23.8%, respectively (15.8% and 19.7% for the three and nine months ended June 30, 2013, respectively).
For the three and nine months ended June 30, 2014, the income tax expense contained a net favourable tax adjustment of nil and $11,900,000 respectively mainly as a result of the settlement of tax liabilities. For the three and nine months ended June 30, 2013, the income tax expense contained a net favourable tax adjustment of $14,900,000 mainly as a result of the expirations of statutes of limitations. The effective income tax rates before the net favourable tax adjustment for the three and nine months ended June 30, 2014 were 25.9% and 25.2%, respectively (22.8% and 23.5% for the three and nine months ended June 30, 2013, respectively).
8.    Accumulated other comprehensive income

	As at June 30, 2014	As at September 30, 2013
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $32,176 as at June 30, 2014 ($18,818 as at September 30, 2013)	525,107	290,410
Net unrealized losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $36,174 as at June 30, 2014 ($21,349 as at September 30, 2013)	(233,116)	(137,714)
Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expenses of $3,235 as at June 30, 2014 (net of accumulated income tax recovery of $3,085 as at September 30, 2013)	7,650	(6,209)
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $1,439 as at June 30, 2014 ($617 as at September 30, 2013)	3,999	1,635
Items that will not be reclassified subsequently to net earnings:
Net unrealized actuarial losses, net of accumulated income tax recovery of $11,287 as at June 30, 2014 ($5,788 as at September 30, 2013)	(37,237)	(26,267)
	266,403	121,855
For the nine months ended June 30, 2014, $623,000 of the net unrealized losses previously recognized in other comprehensive income, net of income tax recovery of $232,000 were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.    Capital stock, share-based payments and earnings per share
a) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	3,997,011	64,420	—	—	3,997,011	64,420
Repurchased and cancelled[2]	(2,837,360)	(56,077)	—	—	(2,837,360)	(56,077)
Purchased and held in trust[3]	—	(23,016)	—	—	—	(23,016)
PSUs exercised[3]	—	583	—	—	—	583
Resale of shares held in trust[4]	—	908	—	—	—	908
As at June 30, 2014	278,309,031	2,180,893	33,272,767	46,419	311,581,798	2,227,312

[1]
The carrying value of Class A subordinate shares includes $14,389,000 ($9,528,000 as at June 30, 2013) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
On January 29, 2014, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,798,645 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2014, until no later than February 10, 2015, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the nine months ended June 30, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company is entitled to repurchase under its previous NCIB. In addition, during the nine months ended June 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the current NCIB (357,900 Class A subordinate shares during the nine months ended June 30, 2013) for a cash consideration of $11,468,000 ($10,691,000 as at June 30, 2013) and the excess of the purchase price over the carrying value in the amount of $8,716,000 ($8,142,000 as at June 30, 2013) was charged to retained earnings.

[3]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 619,888 Class A subordinate shares of the Company on the open market for $23,016,000 during the nine months ended June 30, 2014 (336,849 Class A subordinate shares for $7,663,000 during the nine months ended June 30, 2013). In addition, during the nine months ended June 30, 2014, 22,858 PSUs were exercised with a recorded average fair value of $583,000 that was removed from contributed surplus. As at June 30, 2014, 1,748,149 Class A subordinate shares were held in trust under the PSU plan (1,200,715 Class A subordinate shares as at June 30, 2013) (Note 9b).

[4]
During the nine months ended June 30, 2014, the trustee sold 35,576 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus. During the nine months ended June 30, 2013, the trustee did not sell any Class A subordinate shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.    Capital stock, share-based payments and earnings per share (continued)
b) SHARE-BASED PAYMENTS
i) Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2013	20,209,569
Granted	4,871,083
Exercised	(3,997,011)
Forfeited	(1,220,697)
Outstanding as at June 30, 2014	19,862,944
The fair value of stock options granted during the nine months ended June 30, 2014, and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the nine months ended June 30
	2014	2013
Grant date fair value ($)	7.92	4.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.77	23.67
Risk-free interest rate (%)	1.56	1.29
Expected life (years)	4.00	4.00
Exercise price ($)	37.00	23.88
Share price ($)	37.00	23.88

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.    Capital stock, share-based payments and earnings per share (continued)
b) SHARE-BASED PAYMENTS (CONTINUED)
ii) Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 9a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Exercised	(22,858)
Forfeited	(35,576)
Outstanding as at June 30, 2014	1,748,149

[1]	The PSUs granted in the period had a grant date fair value of $36.15 per unit.
c) EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

				Three months ended June 30
	2014			2013
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	225,094	308,542,827	0.73	178,165	308,529,071	0.58
Net effect of dilutive stock options and PSUs[2]		9,976,256			9,124,074
	225,094	318,519,083	0.71	317,831,310	317,653,145	0.56

				Nine months ended June 30
	2014			2013
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	645,735	308,211,606	2.10	314,798	307,513,730	1.02
Net effect of dilutive stock options and PSUs[2]		10,511,275			8,628,274
	645,735	318,722,881	2.03	314,798	316,142,004	1.00

[1]
For the three and nine months ended June 30, 2014, the 2,837,360 Class A subordinate shares repurchased and 1,748,149 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (357,900 and 1,200,715, respectively, during the three and nine months ended June 30, 2013).

[2]
The calculation of the diluted earnings per share excluded 4,700,382 stock options for the three and nine months ended June 30, 2014 (9,043 and 2,310,313 for the three and nine months ended June 30, 2013), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.    Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Accounts receivable	3,637	52,063	36,658	30,907
Work in progress	31,424	(23,787)	48,782	(29,922)
Prepaid expenses and other assets	5,450	7,471	6,446	(89)
Accounts payable and accrued liabilities	58,560	(112,885)	(40,092)	(17,856)
Accrued compensation	18,389	28,061	(104,092)	39,936
Provisions	(35,670)	(55,056)	(141,115)	(45,709)
Deferred revenue	(90,698)	(83,728)	(54,149)	(90,021)
Other long-term liabilities	(21,037)	18,828	(50,549)	(43,916)
Income taxes	(11,824)	(1,794)	12,185	3,302
	(41,769)	(170,827)	(285,926)	(153,368)
b) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Interest paid	33,802	31,254	87,473	85,841
Interest received	689	620	1,647	2,213
Income taxes paid	37,845	29,546	128,972	89,018

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.    Segmented information
The Company is managed through seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); and Asia Pacific (including Australia, India, Philippines and the Middle East) which are based on its geographic delivery model.
The following presents information on the Company’s operations based on its current management structure.

			For the three months ended June 30, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	678,785	530,405	412,818	330,984	337,962	269,678	106,415	2,667,047
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	98,782	48,472	90,062	18,163	44,389	26,644	15,731	342,243
Integration-related costs								(14,503)
Finance costs								(24,545)
Finance income								439
Earnings before income taxes								303,634

[1]
Total amortization and depreciation of $108,138,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $26,660,000, $19,287,000, $21,189,000, $10,422,000, $18,274,000, $6,498,000 and $5,808,000, respectively, for the three months ended June 30, 2014.

			For the three months ended June 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	634,702	528,913	429,837	337,103	283,379	241,949	111,380	2,567,263
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	78,348	40,026	82,372	30,046	28,426	17,763	14,175	291,156
Integration-related costs								(53,469)
Finance costs								(26,890)
Finance income								756
Earnings before income taxes								211,553

[1]
Total amortization and depreciation of $103,873,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $25,801,000, $18,872,000, $22,337,000, $7,960,000, $15,175,000, $8,016,000 and $5,712,000, respectively, for the three months ended June 30, 2013.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.    Segmented information (continued)

			For the nine months ended June 30, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,009,781	1,644,094	1,255,433	1,021,793	962,165	808,722	314,035	8,016,023
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	205,940	161,861	274,076	116,552	104,312	81,413	42,481	986,635
Integration-related costs								(63,082)
Finance costs								(78,793)
Finance income								2,312
Earnings before income taxes								847,072

[1]
Total amortization and depreciation of $335,465,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $83,271,000, $62,546,000, $65,005,000, $27,253,000, $59,864,000, $21,251,000 and $16,275,000, respectively, for the nine months ended June 30, 2014.

			For the nine months ended June 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,833,275	1,573,788	1,277,972	988,190	854,186	758,267	340,739	7,626,417
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	200,725	95,892	239,887	74,786	66,994	45,644	38,310	762,238
Integration-related costs								(288,255)
Finance costs								(85,747)
Finance income								3,786
Earnings before income taxes								392,022

[1]
Total amortization and depreciation of $317,690,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $74,816,000, $58,135,000, $72,086,000, $21,959,000, $46,597,000, $26,023,000 and $18,074,000, respectively, for the nine months ended June 30, 2013.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2013 and those described in changes in accounting policies (Note 3a) of these Interim Condensed Consolidated Financial Statements. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, the financial assets designated as held-to-maturity and loans and receivables, as well as financial liabilities designated as other liabilities are measured at their amortized cost using the effective interest rate method. The financial assets and liabilities designated as fair value through earnings (“FVTE”) and designated as available for sale are measured subsequently at their fair values. The Company has made the following classifications:
FVTE
Cash and cash equivalents, short-term investments (other than those included in funds held for clients) and derivatives (unless they qualify for hedge accounting). In addition, deferred compensation plan assets consisting of units in investment funds within other long-term assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.
Loan and receivables
Trade accounts receivable and cash included in funds held for clients.
Available for sale
Long-term bonds included in funds held for clients and long-term investments.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt excluding obligations under finance leases and clients’ funds obligations.
The fair values of long-term bonds included in funds held for clients and long-term investments are determined by discounting the future cash flows using the observable input data, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis.
The fair values of Senior U.S. unsecured notes, the unsecured committed revolving credit facility and the unsecured committed term loan credit facility are estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions. The estimated fair values of other long-term debt obligations approximate their carrying values.
The fair values of the derivatives are valued using the following valuation techniques:

•	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

•
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows.

As at June 30, 2014, there were no changes in valuation techniques.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.    Financial instruments (continued)
FAIR VALUE (CONTINUED)
The following table summarizes the fair value of financial instruments except for those whose carrying value approximates fair value:

	Recorded in	As at June 30, 2014	As at September 30, 2013
		$	$
FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES
Cash and cash equivalents	Cash and cash equivalents	131,292	106,199
Short-term investments	Short-term investments	23	69
Long-term bonds	Funds held for clients	200,290	187,816
Deferred compensation plan assets	Other long-term assets	30,387	24,752
Long-term investments	Other long-term assets	29,440	20,333
Long-term debts	Long-term debt	2,402,363	2,749,602
DERIVATIVES
Hedges on net investments in foreign operations
$1,153,700 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2013)	Accrued liabilities Other long-term liabilities	32,455 171,115	- 137,795
Cash flow hedges on future revenue
US$37,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$56,800 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	- - 487 295	1,078 300 - -
US$69,196 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$94,436 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	1,271 2,253 1,836 1,495	- - 3,707 4,079
$104,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142,528 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	2,975 4,830 467 237	267 838 2,605 1,549
€19,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31,000 as at September 30, 2013)	Accrued liabilities Other long-term liabilities	717 386	11 52
€nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€17,000 as at September 30, 2013)	Other long-term assets Accrued liabilities Other long-term liabilities	- - -	26 149 54
€135,067 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€nil as at September 30, 2013)	Other current assets Other long-term assets	2,749 4,238	- -
Cash flow hedges on unsecured committed term loan credit facility
$784,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2013)	Other long-term assets Accrued liabilities Other long-term liabilities	- 527 983	1,354 412 537
Fair value hedges on Senior U.S. unsecured notes
US$250,000 interest rate swaps fixed-to-floating (US$250,000 as at September 30, 2013)	Other long-term liabilities	9,089	13,044

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.    Financial instruments (continued)
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, long-term bonds included in funds held for clients and long-term investments, which are categorized in Level 2.
As at June 30, 2014, there were no transfers between levels of fair value hierarchy used in measuring the fair value of derivatives.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2014 and 2013    18